21001612

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alantra, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 State Street, Suite 1210
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Olson (617) 532 3350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf and Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Nicholas Olson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alantra, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIONE DEFRONZO
Notary Public, Commonwealth of Massachusetts
My Commission Expires February 14, 2025

Signature

Financial Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALANTRA, LLC

TABLE OF CONTENTS

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Members of Alantra, LLC:

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Alantra, LLC (the "Company") as of December 31, 2020, and the related notes (collectively, referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Wolf & Company, P.C.

Boston, Massachusetts
March 30, 2021

ALANTRA, LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 10,470,666
Accounts receivable, net	782,831
Receivable from affiliated entities	2,962,789
Prepaid expenses and other current assets	18,218
TOTAL CURRENT ASSETS	14,234,504
PROPERTY AND EQUIPMENT - at cost, net of accumulated depreciation	181,601
OTHER ASSETS	
Right-of-use-asset	616,620
Deposits	104,260
TOTAL OTHER ASSETS	720,880
TOTAL ASSETS	$ 15,136,985
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts payable	$ 213,311
Accrued compensation and benefits	3,835,068
Other accrued expenses	223,670
Payable to affiliated entities	1,641,509
Lease liability	616,620
Loans payable	1,230,427
TOTAL LIABILITIES	7,760,605
MEMBERS' EQUITY	
Members' equity	7,376,380
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 15,136,985

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations-- Alantra, LLC (the "Firm") is a limited broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and is a member of Securities Investor Protector Corporation ("SIPC"). The Firm is headquartered in Boston, but also has offices located in Paris, Shanghai, Mumbai, New York and San Francisco. On November 30, 2020 the Paris branch was sold. The effect of this sale was not material to the financial statements. The Company provides investment banking services to corporate clients to assist with implementation of corporate development programs of acquisition, merger, divestiture and joint venture.

   The Firm is a subsidiary of Alantra Group Inc. ("the Parent"). The consolidated financial statements include all wholly-owned subsidiaries of the Firm and all intercompany accounts have been eliminated in consolidation.

b. Cash Equivalents—The Firm considers all deposits in demand accounts and all short-term securities purchased with maturities of three months or less when purchased to be cash equivalents.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Accounts Receivable—Accounts receivable are stated at the amount management expects to collect from outstanding balances at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that are not expected to be collected by the time the financial statements are issued. As of December 31, 2020, accounts receivable included an allowance of $1,024,891.

e. Property and Equipment— Assets with a cost greater than $5,000 are capitalized and recorded at cost. Depreciation is provided over the estimated useful life of the related asset, principally on the straight-line method. Estimated useful lives range from five to seven years. Leasehold improvements estimated useful lives are the lesser of the estimated useful life or the term of the related lease.

f. Currency Conversion—The accounting records of the Firm are maintained in U.S. dollars. Investments and other assets and liabilities denominated in foreign currencies are converted into U.S. dollars at the prevailing rates at December 31, 2020. Income receipts and expenses are converted into U.S. dollars at the prevailing rate at the time of the transactions.

g. Related Party Transactions - The Firm is a party to transactions throughout the year with various affiliated entities under common control of the Parent company. The Firm may pay for certain expenses of other entities such as payroll, occupancy and other office expenses and pay or receive payment for various revenue sharing contracts. The Firm expects to fully settle all outstanding amounts due to or from affiliated entities.

NOTE 2. Opening Balance Restatement

The Company failed to record certain invoices for services rendered in 2019, resulting in the correction of an error to the company's accounts receivable from affiliated entities, as well as Members' equity as of December 31, 2019. Additionally, in 2020 the Company identified certain accounts that were not correctly reported as of December 31, 2019, primarily as the result of currency exchange rates. The effect of these adjustments are as follows:

	As Previously Reported	Restatement Adjustment	As Restated
Members' equity	$ 5,092,780	$ 217,816	$ 5,310,596
Cash and cash equivalents	12,992,408	(188,652)	12,803,756
Receivable from affiliated entities	3,773,153	433,239	4,206,392
Property and equipment, net	208,372	(26,771)	181,601

NOTE 3: CONCENTRATION OF RISKS

The Firm maintains its cash balances at various banks and financial services companies. Accounts at banks are insured by the Federal Deposit Insurance Corporation up to $250,000. Accounts at financial services companies are insured by the Securities Investor Protection Corporation up to $500,000. At December 31, 2020, $9,970,666 of the Firm's cash balance exceeded these insured limits.

NOTE 4: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k)(2)(i). During the year ended December 31, 2020 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 5: PROPERTY AND EQUIPMENT

Property and Equipment consist of the following as of December 31, 2020:

Equipment and furniture	$ 188,804
Computer and data processing	194,463
Leasehold Improvements	176,329
Less accumulated depreciation	(377,995)
Property and Equipment, net	$ 181,601

NOTE 6: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 740, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 7: PROFIT-SHARING PLAN AND DEFERRED COMPENSATION PLANS

The Firm has a profit-sharing plan where contributions are made at the discretion of the Firm. Employees are fully vested after two years of service for the profit–sharing plan and one year for participation in the 401(k) plan. No profit sharing was accrued for in 2020.

NOTE 8: OPERATING LEASES

The Firm entered into a seven-and-one-half year lease in Boston, MA effective November 1, 2014. The Firm also maintains office leases in Shanghai and San Francisco. These leases are less than one year in term and are considered short term under ASC 842.

The Boston operating lease is included in the right-of-use asset and lease liability on the statement of financial condition. The asset and liability are recognized at the adoption date based on the present value of the remaining lease payments over the lease using an estimate of the Firm's secured incremental borrowing rate or implicit rates within the lease, when readily determinable. The remaining short-term operating leases, which have an initial term of 12 months or less, are not recorded on the statement of financial condition.

The following table presents information about the amount, timing and cash flows arising from the Firm's capitalized operating leases as of December 31, 2020:

Years Ending December 31,	Amount
2021	$ 424,728
2022	212,364
Total undiscounted operating lease payments	637,092
Less: amount representing interest	(20,472)
Present value of operating lease liability	$ 616,620
Weighted average remaining lease term	1.5 years
Weighted average discount rate for operating leases	0.13%

An initial right-of-use asset of $1,433,131 was recognized as a non-cash asset addition with the adoption of the new lease accounting standard.

NOTE 9: LOANS PAYABLE

The Company received loan proceeds in the amount of approximately $ 2,121,203 under the Paycheck Protection Program ("PPP"), established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). The loans may be forgiven, to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loans bear interest at a rate of 1% per year and with a maturity of 2 years from the date of the Note. The loan may be repaid at any time with no prepayment penalty. As of December 31, 2020, the outstanding balance on these loans was $1,230,427. As of December 31, 2020, no determination has been made as to whether the Company will be eligible for forgiveness, in whole or in part.

NOTE 10: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2020, net capital as defined by the rules, equaled $5,496,995. The ratio of aggregate indebtedness to net capital was 129.96%. Net capital in excess of the minimum required was $4,782,596.

NOTE 11: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k)(2)(i).

NOTE 12: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2020. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 13: SUBSEQUENT EVENTS

The Firm's management has evaluated subsequent events through the date of this report and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.